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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



                                October 14, 2005





                               LIHIR GOLD LIMITED


                             Level 7, Pacific Place
                     Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                    (Address of principal executive office)





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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.







LIHIR GOLD LIMITED



   By:    /s/ Mark Laurie
          -------------------------------
        Name     Mark Laurie
        Title:   Company Secretary


Date:  14 October 2005
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                                  [LIHIR LOGO]



LIHIR GOLD LIMITED                                         Stock market codes:
Incorporated in Papua New Guinea                           ASX-LHG
ARBN 069 803 998                                           NASDAQ-LIHRY
                                                           POMSoX-LHG

14 Oct 2005




                    Gold production to resume early November


Lihir Gold Ltd expects to resume full production at the company's Lihir Island process plant by the first week in November.

Two employees were tragically lost as a result of the landslide, which occurred on the morning of October 9, affecting the hillside to the north of the mine site. The slide cut the road between the township and the mine, over a distance of approximately 900 metres, rupturing the water pipeline supplying the process plant and thereby preventing further gold processing. The process plant and mining infrastructure were not directly affected. Mining operations have continued.

The PNG Mines Department is carrying out an investigation into the landslide, in accordance with standard procedures.

The landslide area will take some time to stabilize, preventing the roadway from being rebuilt immediately. In the meantime, daily access to the mine and process plant is being maintained primarily by sea transport, supplemented by use of the island ring road.

All efforts are being made to accelerate the recovery process, while ensuring the safety of staff. Alternative means of supplying water to the process plant are being investigated, which may allow partial gold production to resume prior to November. Further details, including a revised production forecast, will be provided as soon as the position is clarified. It should be noted that this is a deferral rather than loss of scheduled production.

The estimated cost of repairs to the damaged water pipeline is about $US1 million.



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FOR FURTHER INFORMATION:
Investor Relations Manager Joe Dowling.
PH  +61 7 3229 5583, Mobile 0421 587 755
Joe.Dowling@lihir.com.pg